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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 0-29752

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:   September 30, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
                        Leap Wireless International, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                           10307 Pacific Center Court
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City, State and Zip Code
                           San Diego, California 92121
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PART II -- RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
[ ] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

      On April 13, 2003, the Company and substantially all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of California (jointly administered as Case Nos. 03-03470-All to 03-03535-All). These entities comprise substantially all of the operations of the Company. Each of the debtors has continued to manage its properties and operate its business as a "debtor-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with Sections 1107(a) and 1108 of Chapter 11.

      On July 30, 2003, the debtors filed their Fifth Amended Joint Plan of Reorganization (the "Plan") and the accompanying Disclosure Statement. Confirmation hearings for the Plan commenced the week of September 29, 2003, and the hearings relating to such confirmation, including the Company's response to a motion for stay pending appeal, concluded October 21, 2003. On October 22, 2003, the Bankruptcy Court entered an order (the "Order") confirming the Plan.

      Since the Company began its Chapter 11 proceedings, the burdens on the Company's management and legal, financial and accounting personnel resulting from such proceedings have been extensive. The activities involved in moving forward through the bankruptcy process have required management to devote substantially all of its time and attention to these matters and to the on-going management of the Company's day-to-day operations. During the last week of September 2003 and the first two weeks of October 2003, the Company's management and legal, financial and accounting personnel were intensely focused on the confirmation hearings for the Plan, which consumed virtually all of the time and attention of key personnel who are closely involved with the preparation and filing of the Company's periodic reports on Form 10-Q. These factors have resulted in the Company's inability to complete and file its Quarterly Report on Form 10-Q for the three months ended September 30, 2003 by November 14, 2003, and could not have been eliminated without unreasonable effort and expense. The Company is in the process of preparing its Quarterly Report on Form 10-Q for the three months ended September 30, 2003 and expects to file such report with the SEC within the next two weeks.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 S. Douglas Hutcheson, Chief Financial Officer            (858) 882-6000
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                   (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company's results of operations, including its earnings statements, are not yet finalized, due to the factors indicated in Part III above.

                        Leap Wireless International, Inc.
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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 17, 2003                By      /s/ ROBERT J. IRVING, JR.
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                                               Robert J. Irving, Jr.
                                             Senior Vice President and
                                                  General Counsel